Mail-Stop 4561
		 							July 25, 2007

Via facsimile and U.S. Mail
Mr. Donald L. Denney
President and Chief Executive Officer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

Re:	Monarch Community Bancorp, Inc.
	Amended Schedule 13E-3
	File No. 5-78792
		Filed June 27, 2007

		Revised Preliminary Proxy Statement
		File No. 0-49814
		Filed June 27, 2007

Dear Mr. Denney:

      We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement

Special Factors
Financial Fairness, page 18
1. We reissue clause (ii) of comment 31.
2. We note your response to comment 35 and we reissue it. It is unclear why Donnelly Penman provided an oral opinion that appears to differ from its written opinion. Please explain.

Recommendation of our Board of Directors, page 22
3. We note your response to comment 37. Please tell us whether state law imposes any restrictions on effecting the current transaction in a way that affects some security holders but not others.



Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3421.

						Sincerely,



						David S. Lyon
					Senior Financial Analyst



CC:	Via U.S. Mail and Fax:
	Timothy E. Kraepel, Esq.
	Howard & Howard Attorneys, P.C.
	39400 Woodward Avenue, Suite 101
	Bloomfield Hills, Michigan 48304-5151
	Phone (248) 645-1483
	Facsimile (248) 645-1568


Mr. D. L. Denney
Monarch Community Bancorp, Inc.
Page 1